OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

infoUSA Inc.
(Name of Issuer)
Common Stock, $0.0025 par value
(Title of Class of Securities)
456818 30 1
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456818 30 1

1	NAMES OF REPORTING PERSONS Vinod Gupta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		22,575,900(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89,645(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,575,900(1)

WITH:	8	SHARED DISPOSITIVE POWER

89,645(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,665,545(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Of such 22,575,900 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 18,918,785 shares of Common Stock, there are no shares of Common Stock issuable upon the exercise of options vested as of December 31, 2007 or vesting within 60 days of that date; (ii) the reporting person is the indirect beneficial owner of (A) 400,000 shares held by the Vinod Gupta Family Foundation, (B) 107,500 shares of Common Stock held by th e Vinod Gupta Charitable Remainder Trust, (C) 594,419 shares of Common Stock held by the Vinod Gupta 2006 Irrevocable Annuity Trust and (D) 2,555,196 shares held by irrevocable trusts for three adult children.
(2) Of such 89,645 shares of Common Stock, the reporting person is the indirect beneficial owner of (i) 34,645 shares held by the Jess A. Gupta Revocable Trust and (ii) 55,000 shares held by the reporting person’s spouse.
(3) Based on 56,505,668 shares, (i) as of December 31, 2007, there was 56,505,668 shares of Common Stock outstanding and (ii) the reporting person is the direct beneficial owner of 0 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2007 or vesting within 60 days of that date.

Item 1.

(a)	Name of Issuer: infoUSA Inc.
(b)	Address of Issuer’s Principal Executive Offices: 5711 South 86th Circle, Omaha, Nebraska 68127
Item 2.

(a)	Name of Person Filing: Vinod Gupta
(b)	Address of Principal Business Office or, if None, Residence: 5711 South 86th Circle, Omaha, Nebraska 68127
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock, $0.0025 par value
(e)	CUSIP No.: 456818 30 1

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 22,665,545

(b)	Percent of class: 40.0%(3)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 22,575,900(1)

	(ii)	Shared power to vote or to direct the vote: 89,645(2)

	(iii)	Sole power to dispose or to direct the disposition of: 22,575,900(1)

	(iv)	Shared power to dispose or to direct the disposition of: 89,645(2)

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

(1)	Of such 22,575,900 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 18,918,785 shares of Common Stock, there are no shares of Common Stock issuable upon the exercise of options vested as of December 31, 2007 or vesting within 60 days of that date; (ii) the reporting person is the indirect beneficial owner of (A) 400,000 shares held by the Vinod Gupta Family Foundation, (B) 107,500 shares of Common Stock held by the Vinod Gupta Charitable Remainder Trust, (C) 594,419 shares of Common Stock held by the Vinod Gupta 2006 Irrevocable Annuity Trust and (D) 2,555,196 shares held by irrevocable trusts for three adult children.

(2)	Of such 89,645 shares of Common Stock, the reporting person is the indirect beneficial owner of (i) 34,645 shares held by the Jess A. Gupta Revocable Trust and (ii) 55,000 shares held by the reporting person’s spouse.

(3)	Based on 56,505,668 shares, (i) as of December 31, 2007, there was 56,505,668 shares of Common Stock outstanding and (ii) the reporting person is the direct beneficial owner of 0 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2007 or vesting within 60 days of that date.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

/s/ Vinod Gupta

Signature

Vinod Gupta

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

5